November 19, 2004

Mail Stop 0409



Michael E. Lawrence
Chief Executive Officer
Sea Pines Associates, Inc.
32 Greenwood Drive
Hilton Head, South Carolina  29928

Re:  Sea Pines Associates, Inc.
Schedule 13E-3 filed October 21, 2004
File No. 05-56415

Preliminary Proxy Statement on Schedule 14A filed October 21, 2004 File No. 0-17517

Dear Mr. Lawrence:

      We have limited our review of your filings to the going-private aspects of your proposed transaction, and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. Please advise us why you believe that William H. Goodwin, Jr. and the executive officers and directors of Sea Pines who will continue to serve in their positions with the merged entity should not be added as filing persons on the Schedule 13E-3, as these affiliates appear to be engaged in the going private transaction. Otherwise, these persons should be individually included as filing persons on the Schedule 13E-3. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

2. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. In addition, RG Subsidiary must provide all of the disclosure required by Schedule 13E-3 since you have included it as a filing person. For example, include a statement in the proxy materials as to whether each filing person believes the Rule 13e-3 transaction to be substantively and procedurally fair to Sea Pine`s unaffiliated security holders and an analysis of the material factors upon which each filing person relied in reaching such a conclusion.
See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question & Answer No. 5 of Exchange Act Release No. 34-17719 (April
13, 1981).

3. We note your extensive disclosure on page 3 discussing why you do
not believe Riverstone is an affiliate of Sea Pines within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act, despite the fact that you have filed a Schedule 13E-3 in connection with the proposed transaction. Given Riverstone`s ownership of
26.6%
of Sea Pines common stock, Riverstone`s ability to block any merger, and Greenhill and Co.`s advice to the board that the pursuit of an alternative transaction would not be productive given Riverstone`s ability to block any alternative transaction, the inclusion of this disclosure does not appear appropriate. Please revise to remove it.

4. Please note that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in the proxy statement. This requirement includes final and preliminary reports. In addition, you must file any written materials as exhibits pursuant to Item 9 of Schedule 13E-
3 and Item 1016(c) of Regulation M-A. This includes, for example, any written documentation furnished in connection with an oral presentation, such as analyses, talking papers, drafts, summaries, outlines, etc. For instance, file the following items as exhibits to the Schedule 13E-3 or advise us why they are not materially related to the Rule 13e-3 transaction:

* any additional written materials provided in connection with PKF Consulting`s evaluation in 2003 and Greenhill & Co.`s advice throughout 2004;
* the analyses related to Sea Pines` tax situation prepared by Ernst
& Young during April 2004, as referenced in the opinion letter filed as Annex B to the proxy statement; and
* the "recent appraisals of several properties" as referenced in the second full paragraph on page 17.


Item 16.  Exhibits

5. We note that you have included the opinion of Greenhill & Company dated as of July 27, 2004. Please advise us supplementally whether you will receive an updated fairness opinion. If so, please keep in mind that you will need to revise your proxy materials to provide a summary of any updated fairness opinions or valuations and file any corresponding written materials as exhibits to the Schedule 13E-3. If not, revise the section relating to the board`s recommendation to discuss how the date of Greenhill & Co.`s analysis impacted the board`s decision to rely on the advisor`s opinion, if at all.

6. If a written opinion was prepared by legal counsel at a filing person`s request and communicated to the filing person pertaining to the tax consequences of the transaction, file the tax opinion pursuant to Item 1016(h) of Regulation M-A. If a tax opinion will be filed, summarize it in the proxy statement, clearly stating that the disclosure is a summary of tax counsel`s opinion and disclose that the opinion is filed as an exhibit to your Schedule 13E-3.

Schedule 14A

7. Please revise the structure of your proxy statement so that all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 appears in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary. Refer to Rule 13e-3(e)(1)(ii).

Questions and Answers about the Merger, page v

8. Under "What vote is required to approve the merger agreement?", disclose the total percentage of shares held by Riverstone, directors and members of Sea Pine`s management that will be voted in favor of the merger agreement, and indicate the remaining percentage of shareholder vote needed to approve the merger.

Summary Term Sheet, page 1

9. Please revise your introductory paragraph to confirm that you have included disclosure with respect to the most material terms of the proposed transaction. Refer to Item 1001 of Regulation M-A.

10. In the Q&A section or the Summary Term Sheet, include a statement regarding the determination of each filing person as to the fairness of the transaction to the unaffiliated shareholders.

Interests of Certain Persons in the Merger, page 2

11. Expand the disclosure to clarify and quantify all conflicts of interest to provide unaffiliated shareholders with more meaningful disclosure. Briefly summarize all interests of insiders that are separate and distinct from the interests of common shareholders generally, including employment agreements, board positions and fees, committee fees, etc. Also ensure that you provide full disclosure in the body of the document.

Fairness of the Merger, page 3

12. Generally, the fairness discussion should only address fairness to unaffiliated shareholders. See Item 1014(a) of Regulation M-A and
Question and Answer No. 19 in Exchange Act Release No. 34-17719. As a result, revise your disclosure to discuss fairness to unaffiliated shareholders rather than fairness to common stockholders generally, which presumably includes officers, directors and other affiliates, or explain to us why such disclosure is necessary. Please revise here and throughout your document. In addition, it is unclear why the belief that Riverstone has a deep understanding of your character supports the fairness determination. Revise accordingly.

13. Please revise to indicate whether the Board considered any negative factors when determining the fairness of the merger. If so, please revise its fairness determination on page 24 to have one list of factors favoring the transaction, and a separate list of factors not supporting the transaction. If it failed to consider any negative aspects of the transaction, then disclose that fact.

Merger Financing and Guarantee, page 4

14. Please revise to indicate the total amount of debt Riverstone will assume on completion of the merger and the related transactions.
Also, indicate whether Riverstone will be required to pay off any debt upon completion of the merger. If so, revise to indicate the total amount and the source of those funds.

Disclosure Regarding Forward-Looking Statements, page 8

15. Section 27A of the Securities Act and Section 21E of the
Exchange
Act specifically exclude from the safe harbor statements made by an issuer in connection with a going-private transaction. Please revise to delete the reference to the safe harbor provisions.

Required Vote, page 12

16. Please revise to clarify that the structuring of the vote does not by itself ensure fairness to the unaffiliated shareholders.

Action to be Taken at the Special Meeting, page 13

17. The use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited. See Rule 14a-4.
As a result, provide another voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment for the solicitation of additional proxies. Please note that your undertaking to refrain from exercising discretionary authority to use proxies voting against the merger proposal is not sufficient.

Solicitation of Proxies, page 14

18. Please supplementally confirm, if true, that you will not solicit proxies on the Internet. Be advised that all written soliciting materials, including scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c).

The Companies, page 15

19. Please revise to provide a more detailed description of Riverstone`s business and background.

Background of the Merger, page 16

20. Revise to disclose why each filing person is undertaking the proposed transaction at this time. See Item 1013(c) of Regulation M-
A. In this regard, address why they are taking the company private at this time in the company`s operating history despite the fact that
Sea Pines generated net income for the nine-month period ended
July
31, 2004. We also note that the loan from Wachovia is not due until late 2005.

21. We note your statement that Sea Pines has a high debt burden.
Please revise to quantify Sea Pine`s debt. Further, quantify the amount the board determined was necessary for asset improvements on its properties.

22. Revise where appropriate to disclose in full the financial projections that Sea Pines developed as well as the management forecasts that you reference on pages 19, 28 and 30.

23. We note that the Settlement Agreement and Release required a
$5.9
million payment to Grey Point Associates. Please revise to indicate the rate of interest on the loan, and how and when Sea Pines will make interest payments.

24. Disclose any limitations placed on the authority of the special committee and any arrangements for compensating the individuals who served on the committee.

25. You indicate in the fourth paragraph on page 16 that PKF Consulting`s assignment was to provide the Board with information relating to the fair market value of Sea Pines as an ongoing business. However, you indicate in the penultimate paragraph on page
17 that PKF Consulting delivered an analysis focused on gross value of the assets of Sea Pines, if sold individually. Please revise or advise.

26. Please revise to discuss the factors that would cause the potential aggregate value of Sea Pines to exceed $100 million. In this regard, we note your statement in the penultimate paragraph on page 17. Please also revise to clarify why the amount could be as much as 20% lower.

27. Quantify the "substantial" tax costs referenced in the first full paragraph on page 18.

28. Please revise the third paragraph on page 18 to clarify why the board instructed the special committee to contact Riverstone. Had Mr. Goodwin expressed an interest in purchasing the remaining shares of Sea Pines not already held?

29. You indicate on page 18 of your Proxy Statement that the special committee contacted William H. Goodwin Jr. to discuss Riverstone`s interests in acquiring Sea Pines. You also indicate that the board of directors discussed other potential acquirers. Please revise to expand your disclosure with respect to the other potential acquirers.
Did you contact other potential acquirers? If so, did the other potential acquirers, other than Mr. Goodwin, meet with the special committee? If not, please revise to so state. We may have further comments.

30. We note your statement on page 20 that Riverstone viewed a range of $6.00 to $8.00 per share as fair value for Sea Pines common stock.
Please revise to indicate upon what basis Riverstone made this determination on May 6, 2004.

31. Please revise the final paragraph on page 20 to provide more complete disclosure as to why Mr. Goodwin believed that an offer by a purchaser willing to pay more than Riverstone would "not be in the interests of the Sea Pines community." Please confirm that the board, in fulfilling its fiduciary duties in connection with the proposed transaction, considered Riverstone`s offer not in light of the interests of the Sea Pines community, but in light of the interests of Sea Pines common shareholders.

32. Please revise the fourth paragraph on page 21 to describe with greater detail what comprised the negotiation of terms that took place between May 28, 2004 and June 24, 2004.

33. Please revise the final paragraph on page 21 to describe the nature of the costs Riverstone believed ranged in the nature of $5 million to $7 million, equivalent to approximately $1.35 to $1.88 per share.

Reasons for the Recommendation of the Board of Directors, page 24

34. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail. Revise the discussion to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. In this regard, we note that this section does not address the factors listed in Instruction 2 (i), (ii), (iv), (v) and (vi). If the board relied on the analysis of another party, such as the financial advisor, to fulfill this disclosure obligation, it must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b)
analysis. If the board did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. For example, you may state that the board did not consider current market prices or purchase prices paid in previous purchases because there were none. See Question and Answer No. 20 of Exchange
Act Release No. 34-17719. Also revise to quantify the company`s going concern and liquidation value, if known.

35. Please revise your disclosure to explain why the board believes the transaction is fair to unaffiliated shareholders given that it did not solicit offers from other potential buyers other than Riverstone. In this regard, we note your statement in the last paragraph on page 20 that Riverstone had the ability to block other offers.

36. Refer to the bullet points on pages 24 - 26. You indicate in the third bullet point on page 25 that Riverstone is in a better position to provide the capital needed for timely improvement of Sea Pines` assets. Please revise to discuss your anticipated capital expenditures related to these assets.

37. We note your disclosure in the seventh bullet on page 25 that the relationship of the $8.50-per-share merger consideration exceeds other offers made on Sea Pines` website. Please provide details of the offers you received on your website. For example, what was the price range and frequency of the other offers? Did you consider or accept any offers? If so, what were the terms? We may have further comments.

38. You indicate in the first full paragraph on page 26 that the directors did not perform a book value analysis because it did not believe that net book value was a meaningful indicator of Sea Pines current value. However, you then include disclosure that Sea Pines` net book value was $0.84 per share as of July 31, 2004, and compare it to the merger consideration. Please revise the first sentence accordingly.

39. Please delete all references to "arms length" negotiations, including in the fourth full paragraph on page 26, as this term is inappropriate in the context of a going private transaction.

40. Clearly state that the procedural safeguard identified in Item 1014(c) of Regulation M-A is present in this transaction.

41. Revise the first bullet point on page 26 to include the actual number of shares held by Riverstone, Sea Pines` officers and directors and the unaffiliated shareholders so that readers can more easily understand how you calculated the percentages contained therein.

Opinion of Financial Advisor of Sea Pines, page 27

42. You indicate in the last bullet point on page 28 that Greenhill performed other analyses and considered other factors that it deemed appropriate. Please revise to disclose all material analyses and factors used in connection with the fairness opinion.

43. Disclose whether Greenhill recommended the amount of consideration to be paid in the going private transaction pursuant to
Item 1015(b)(5) of Regulation M-A. In addition, disclose any instructions given to or any limitations imposed on the advisor in accordance with Item 1015(b)(6).

44. Please supplementally provide us with a copy of the engagement letter.

45. Analysis of Selected Precedent Transactions. Please identify the comparable transactions that Greenhill & Co. used in its analysis. Clarify which of the companies were considered peers and which of the transactions involved going private. For transactions that did not involve going private, briefly explain why Greenhill & Co. considered them to be comparable. Also, please present the results of this analysis for each transaction in a table. Disclose the multiple calculated for each transaction, or a range of multiples. Please quantify the Sea Pines revenue amounts that Greenhill & Co used for this analysis.

46. Discounted Cash Flow Analysis.  Please quantify the appraisals
that were prepared by PFK Consulting.   Also, disclose the
assumptions underlying the forecasts.

47. Disclose why Greenhill & Co. used a range of discount rates between 8% and 10%.

48. Analysis of Selected Comparable Publicly Traded Companies.
Please identify the comparable companies that Greenhill & Co. used in its analysis. Also, disclose the basis on which the companies were deemed comparable to Sea Pines.

Benefits and Detriments of the Merger to Sea Pines, page 33

49. Please revise your disclosure to quantify all benefits and detriments to the extent possible. For example, quantify the amount of capital necessary for the timely improvement of Sea Pines assets.
See Instruction 2 to Item 1013 of Regulation S-K.

Riverstone`s Reasons for the Merger, page 33

50. With a view towards disclosure, please revise to expand your disclosure as to Riverstone`s reasons for the merger. Please include both benefits and detriments relating to Riverstone.  See Item
1013
of Regulation S-K. Also ensure that you describe the effects of the transaction on Riverstone`s interest in the net book value and net earnings of Sea Pines in terms of both dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

Interests of Certain Persons in the Merger, page 34

51. Quantify, both individually and in the aggregate, any severance and any other change in control payments payable to executive officers in connection with the transaction, to the extent reasonably quantifiable. In addition, disclose the dollar value, assuming a cash-out price of $8.50 per share, of any outstanding options and deferred shares held by directors and executive officers both individually and in the aggregate. Similarly disclose any amounts that your officers or directors may receive for the payment of dividends on and redemption of any preferred shares. See Instruction
2 to Item 1013 of Regulation M-A, which requires you to quantify the benefits and detriments of the Rule 13e-3 transaction to the company`s affiliates.

52. Since executive officers will generally continue in their positions following the merger, disclose whether they have entered into any revised employment agreements. If so, disclose the amount of salary and bonus that each person is entitled to receive under the terms of the agreements.

Redemption of Series A Preferred Shares and Payment of Junior
Subordinated Debenture, page 37

53. We note following the receipt of cash from Riverstone, Sea Pines will redeem all outstanding Series A preferred and pay all amounts owed by Sea Pines under the outstanding debentures. Please revise to indicate whether you will pay all accrued but unpaid dividends.

Material Federal Income Tax Consequences, page 37

54. Please revise to discuss the federal tax consequences of the Rule
13e-3 transaction to each filing person, including the company and its affiliates. Please refer to Item 1013(d) of Regulation M-A.

55. Please eliminate the statement that the discussion is included for general information only. We believe this statement might suggest that your stockholders may not rely on the description of material tax consequences included in the proxy statement.

Where Shareholders can find more Information, page 78

56. Please revise to confirm that your proposed transaction will comprise a going private transaction. We note your current disclosure that indicates that the proposed transaction "may be considered a going private transaction."

Other Business, page 79

57. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation."
Please revise this paragraph and the proxy card accordingly.

Closing Information

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filings that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant. The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the proxy statement do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Jeffrey A. Shady, Staff Attorney, at (202)
942-
1901 or the undersigned at (202) 942-1960 with any other questions.
You may also direct questions to Michele Anderson, Office of Mergers and Acquisitions, at (202) 942-1797.

      Sincerely,



      Paul Fischer
      Attorney Adviser



Cc:	John Currie, Esq.
	By facsimile, 803-376-2277
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Michael E. Lawrence
November 19, 2004
Page 10